SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras signs agreement to convert platform hulls

for transfer of rights areas

Rio de Janeiro, May 7, 2012 – Petróleo Brasileiro S.A. – Petrobras has signed today an agreement to convert four ships of the Very Large Crude Carrier (VLCC) type into hulls in the future platforms P-74, P-75, P-76 and P-77 for the transfer of rights areas. The agreement's overall value is US$1.7 billion and the work will be carried out in the Inhaúma shipyard, in the state of Rio de Janeiro, which has been leased by Petrobras and is being remodeled in order to meet the Company’s demands. The agreement was signed with the consortium composed by the construction companies Norberto Odebrecht S/A, OAS Ltda. and UTC Engenharia S/A.

Each platform will have the capacity to produce up to 150,000 oil barrels per day and compress 7 million cubic meters of natural gas per day, and will operate in the Franco and Nordeste de Tupi prospects, located in the pre-salt area of the Santos Basin.

Conversion work should begin in June. The first unit of this series is platform P-74, whose ship is already anchored in the Rio de Janeiro Port, with conversion of the hull expected to be concluded in March 2014. The conversion of the P-75 hull is scheduled to be concluded in October 2014, and the P-76 and P-77 hulls should be converted in 2015.

When that stage of the conversion is complete, each hull will be sent to another worksite. The next stage will involve installing the oil and gas processing and production plant modules and integrating the units (installing the modules in the hulls). These agreements should be signed by April 2013.

www.petrobras.com.br/ri

     For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forecasts in accordance with the meaning thereof set forth in Section 27A of the Securities Act of 1933, as amended (Securities Act) and in Section 21E of the Securities Exchange Act of 1934, as amended (Securities Exchange Act), which merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.